EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended December 31, 2017, the Special Opportunities Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss): $333,662
Accumulated Net Realized Gain/(Loss): $(333,662)

The reclassifications have no effect on net assets or net asset value per share.